SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                             AFP Imaging Corporation
                                (Name of Issuer)

                           Common Stock, par value $0.01
                           (Title of Class of Securities)

                                     001058106
                                   (CUSIP Number)

         Mr. Robert L. Rosen                      (212) 750-9595
      New Ballantrae Partners, L.P.              825 Third Avenue
                                              New York, New York 10022
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                  October 8, 1997
              (Date of event which requires filing of this statement)
                               ______________________

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box  [   ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








                            <Page 1 of 26 Pages>




                                    13D/A

CUSIP No.  001058106
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. New Ballantrae Partners, L.P. OF ABOVE PERSON
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                      (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS                 WC
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
______________________________________________________________________________
NUMBER OF          (7)  SOLE VOTING POWER               2,083,333*
SHARES             ___________________________________________________________
BENEFICIALLY       (8)  SHARED VOTING POWER                - 0 -
OWNED BY           ___________________________________________________________
EACH               (9)  SOLE DISPOSITIVE POWER          2,083,333*
REPORTING          ___________________________________________________________
PERSON WITH        (10) SHARED DISPOSITIVE POWER           - 0 -
______________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                     2,083,333*
______________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                            /  /
______________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.8%*
______________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON                   PN
______________________________________________________________________________

____________________

* Includes (i) 1,371,461 shares of common stock of AFP Imaging Corporation (the "Company") underlying 1,371,461 shares of Convertible Preferred Stock, Series A of the Company (the "Series A Stock") and (ii) 711,872 shares of Junior Convertible Preferred Stock, Series B of the Company (the "Series B Stock"), each convertible at the option of the holder thereof, as further described herein.






                            <Page 2 of 26 Pages>



                                    13D/A

CUSIP No.  001058106
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      RLR Partners, L.L.C.
          OF ABOVE PERSON
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                      (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS                 Not Applicable
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           Delaware
______________________________________________________________________________
NUMBER OF       (7)  SOLE VOTING POWER               2,083,333 (all shares are
SHARES               owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ______________________________________________________________
EACH            (9)  SOLE DISPOSITIVE POWER          2,083,333 (all shares are
REPORTING            owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
______________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  2,083,333 (all shares are
           owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                            /  /
______________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.8%*
______________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON                   OO
______________________________________________________________________________

____________________

* Includes (i) 1,371,461 shares of common stock of the Company underlying 1,371,461 shares of Series A Stock and (ii) 711,872 shares of common stock of the Company underlying 711,872 shares of Series B Stock, each convertible at the option of the holder thereof, as further described herein.





                            <Page 3 of 26 Pages>



                                    13D/A

CUSIP No.  001058106
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      Robert L. Rosen
          OF ABOVE PERSON
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                      (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS                 Not Applicable
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
______________________________________________________________________________
NUMBER OF       (7)  SOLE VOTING POWER               2,083,333 (all shares are
SHARES               owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ______________________________________________________________
EACH            (9)  SOLE DISPOSITIVE POWER          2,083,333 (all shares are
REPORTING            owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
______________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  2,083,333 (all shares are
           owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                            /  /
______________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.8%*
______________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON                   IN
______________________________________________________________________________

____________________

* Includes (i) 1,371,461 shares of common stock of the Company underlying 1,371,461 shares of Series A Stock and (ii) 711,872 shares of common stock of the Company underlying 711,872 shares of Series B Stock, each convertible at the option of the holder thereof, as further described herein.





                            <Page 4 of 26 Pages>



                                    13D/A

CUSIP No.  001058106
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.      Frank O'Bryan
          OF ABOVE PERSON
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                      (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS                 Not Applicable
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
______________________________________________________________________________
NUMBER OF       (7)  SOLE VOTING POWER               2,083,333 (all shares are
SHARES               owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ______________________________________________________________
EACH            (9)  SOLE DISPOSITIVE POWER          2,083,333 (all shares are
REPORTING            owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
______________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  2,083,333 (all shares are
           owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                            /  /
______________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.8%*
______________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON                   IN
______________________________________________________________________________

____________________

* Includes (i) 1,371,461 shares of common stock of the Company underlying 1,371,461 shares of Series A Stock and (ii) 711,872 shares of common stock of the Company underlying 711,872 shares of Series B Stock, each convertible at the option of the holder thereof, as further described herein.





                            <Page 5 of 26 Pages>



                                    13D/A

CUSIP No.  001058106
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.        Steven Roth
          OF ABOVE PERSON
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /x/
                                                                      (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY
______________________________________________________________________________
     (4)  SOURCE OF FUNDS                 Not Applicable
______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION           United States
______________________________________________________________________________
NUMBER OF       (7)  SOLE VOTING POWER               2,083,333 (all shares are
SHARES               owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
BENEFICIALLY    (8)  SHARED VOTING POWER                - 0 -
OWNED BY        ______________________________________________________________
EACH            (9)  SOLE DISPOSITIVE POWER          2,083,333 (all shares are
REPORTING            owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
PERSON WITH     (10) SHARED DISPOSITIVE POWER           - 0 -
______________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                  2,083,333 (all shares are
           owned for the account of New Ballantrae Partners, L.P.*
______________________________________________________________________________
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES                            /  /
______________________________________________________________________________
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      21.8%*
______________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON                   IN
______________________________________________________________________________

____________________

* Includes (i) 1,371,461 shares of common stock of the Company underlying 1,371,461 shares of Series A Stock and (ii) 711,872 shares of common stock of the Company underlying 711,872 shares of Series B Stock, each convertible at the option of the holder thereof, as further described herein.





                            <Page 6 of 26 Pages>



            This Amendment No. 1 amends the statement on Schedule 13D with respect to the Common Stock (as described herein) of AFP Imaging Corporation which was filed on October 23, 1995 by the undersigned (the "Original Filing"). Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment restates the entire text of Schedule 13D. This Amendment indicates which of the paragraphs of the
Schedule 13D are amended by stating prior to any such paragraph that it is amended and restated.

            Except as specifically provided herein, this Amendment does not modify any of the information reported in the Original Filing.

                                *      *      *

            Item 1.  Security and Issuer.

            This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of AFP Imaging Corporation, a New York corporation (the "Company"), whose principal executive offices are located at 250 Clearbrook Road, Elmsford, New York 10523.

            Item 2.  Identity and Background.

            (a) This statement is filed by (i) New Ballantrae Partners, L.P., a Delaware limited partnership ("Ballantrae"); (ii) RLR Partners, L.L.C., a Delaware limited liability company ("RLR"), which is the sole general partner of Ballantrae; (iii) Robert L. Rosen, the chief executive officer and managing member of RLR and a limited partner of Ballantrae;
(iv) Frank O'Bryan, a managing member of RLR and a limited partner of Ballantrae; and (v) Steven Roth, a managing member of RLR and a limited partner of Ballantrae. Ballantrae, RLR, Mr. Rosen, Mr. O'Bryan and Mr. Roth are collectively referred to as the "Reporting Persons."

            (b) The principal business address of Ballantrae, RLR and Mr. Rosen is 825 Third Avenue, New York, New York 10022. The principal business address of Mr. O'Bryan is 2955 Main Street, Irvine, California 92614. The principal business address of Mr. Roth is Park 80 W, Plaza II, Saddle Brook, New Jersey 07662.

            (c)   (i)   The principal business of Ballantrae consists of
            investing in securities of public and private companies and other tangible and intangible assets.

                 (ii) The general partner of Ballantrae is RLR. The principal business of RLR is to act as general partner of Ballantrae.

                (iii) The managing members of RLR are Robert L. Rosen, Frank O'Bryan and Steven Roth (together, the "Managing Members"). Each of the Managing Members became managing members upon the formation of RLR, on September 12, 1995. The principal business of Mr.


                            <Page 7 of 26 Pages>



            Rosen is to act as chief executive officer and managing member of Ballantrae. The principal business of Mr. O'Bryan is Chairman of the Board of WMC Mortgage Corp. The principal business of Mr. Roth is the Chairman of the Board and Chief Executive Officer of Vornado Realty Trust. RLR, as the general partner of Ballantrae, and Messrs. Rosen, O'Bryan and Roth as the Managing Members of RLR, may be deemed to be the beneficial owners of the securities owned by Ballantrae.

            (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

            (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Ballantrae and RLR are organized under the laws of the State of Delaware. The Managing Members are citizens of the United States.

            Item 3.  Source and Amount of Funds.

            The net total cost to Ballantrae of purchasing the Preferred Shares (described in Item 4 below) consisted of the $2,500,000 in cash. The Preferred Shares purchased by Ballantrae were purchased with working capital.

            Item 4 is amended and restated as follows:

            Item 4.  Purpose of Transaction.

            The Reporting Persons acquired (i) 1,371,461 shares of the Company's Convertible Preferred Stock, Series A (the "Series A Stock") and
(ii) 711,872 shares of the Company's Junior Convertible Preferred Stock, Series B (the "Series B Stock" and, together with the Series A Stock, the "Preferred Shares") on October 12, 1995 pursuant to a Subscription Agreement (the "Subscription Agreement"), dated October 12, 1995 by and between Ballantrae and the Company. A copy of the Subscription Agreement is attached as Exhibit A to the Original Filing and is incorporated herein by reference. The Preferred Shares were purchased by Ballantrae for a cash purchase price of $1.20 per share, or an aggregate purchase price of $2,500,000.

            The Reporting Persons acquired the Preferred Shares to provide additional capital to the Company so it could grow and diversify in order to develop long term shareholder value.





                            <Page 8 of 26 Pages>

            The Preferred Shares are convertible, at the option of the holder thereof and without the payment of additional consideration by the holder thereof, into an equal number of shares of Common Stock (subject to anti-dilutive adjustment). The Preferred Shares vote on all matters upon which the holders of Common Stock are entitled to vote, with each share of Preferred Stock being entitled to vote the number of shares of Common Stock into which it is then convertible. Ballantrae has certain registration rights relating to the Preferred Shares and shares of Common Stock underlying the Preferred Stock, which are set forth in the Registration Rights Agreement, a copy of which is attached as Exhibit B to the Original Filing and is incorporated herein by reference. A copy of the Company's charter amendment relating to the Series B Stock is attached as Exhibit C to the Original Filing and is incorporated herein by reference.

            In addition, Ballantrae entered into a Shareholders Agreement with Donald Rabinovitch and David Vozick, directors and officers of the Company (together with Ballantrae, the "Shareholders"), dated as of October 12, 1995 (the "Shareholders Agreement"), a copy of which is attached as Exhibit D to the Original Filing and is incorporated herein by reference. Each Shareholder had agreed, so long as each Shareholder beneficially owns certain minimum thresholds of securities of the Company, to vote all voting securities of the Company over which it or he has voting control so that (i) at the next annual meeting of the shareholders of the Company, the authorized number of directors on the Board of Directors (the "Board") would be increased to, and remain at five directors; (ii) each of (x) two directors designated by Ballantrae,
(y) Messrs. Vozick and Rabinovitch, and (z) one director to be proposed by Messrs. Vozick and Rabinovitch and approved by Ballantrae would be included in the management slate of nominees to the Board and elected to the Board; and
(iii) the Board establish an executive committee of which Messrs. Rosen, Vozick and Rabinovitch would be the only members and of which Mr. Rosen would be the chairman.

            Under the terms of the Shareholders Agreement, until such time as any Shareholder ceased to own a certain amount of securities (and subject to certain exempted transfers as more fully described in the Shareholders Agreement) of the Company, (i) each Shareholder had the right to participate in a transfer by another Shareholder of securities of the Company to a third party and (ii) each Shareholder had a right of first refusal with respect to securities of the Company held by the other Shareholders.

            In connection with the execution and consummation of the Subscription Agreement, the Board was reconstituted such that one director of the Board resigned and, until the first annual meeting of shareholders of the Company (as described above), the Board consisted of: (i) Mr. Vozick; (ii) Mr. Rabinovitch; and (iii) two designees of Ballantrae, Mr. Rosen and Mr. O'Bryan.

            Pursuant to a letter agreement between Ballantrae and the Company dated September 19, 1997 (the "Letter Agreement"), which became effective on



                            <Page 9 of 26 Pages>



October 8, 1997, the Shareholders Agreement was amended. Frank O'Bryan resigned from the Board and Ballantrae designated Mr. Jack Becker as his replacement. Following such designation, the Shareholders Agreement was terminated.

           Pursuant to the Letter Agreement, Messrs. Rosen, Vozick and Rabinovitch shall take such action as directors of the Company and will vote all of the Common Stock over which they have voting control so that Messrs. Rosen, Vozick, Rabinovitch, Becker and Robert Blatt shall be included in the management slate of nominees to the Board, and said persons shall use their best efforts to ensure that such persons are elected to the Board for the period from the date of the Letter Agreement to a date ending with the close of business not earlier than October 12, 1998. On or after the earlier of (i) the date Mr. Rosen beneficially owns less than fifty percent of his distributable share of the Preferred Shares (or the Common Stock into which it is converted), based on his percentage interest in Ballantrae as of the date of the Letter Agreement, and (ii) October 12, 1998, Mr. Rosen and/or Mr. Becker shall resign from the Board upon the request of a majority of the Board.

           Pursuant to the Letter Agreement, on or before the later of (i) the close of business on October 12, 1997 and (ii) the day any Common Stock receivable upon a conversion of the Preferred Shares would be freely tradeable (without volume limitations) if distributed to the Ballantrae general and limited partners who are not affiliated with the Company, Ballantrae shall convert into Common Stock of the Company such number of the Preferred Shares as is at least equal to the percentage of Ballantrae not beneficially owned by Mr. Rosen and promptly distribute the same to the Ballantrae general and limited partners, pro rata to their general and limited partnership interests, so that the Ballantrae general and limited partners, other than Mr. Rosen, receive all the shares of Common Stock of the Company to which they are entitled based on their percentage interest in Ballantrae. Ballantrae shall be permitted to defer or delay the conversion of the Preferred Shares and/or distribution of the Common Stock issuable upon such conversion if, in Mr. Rosen's reasonable judgment, such conversion or distribution would likely interfere with or materially delay or render more difficult any merger, consolidation, acquisition, offering or similar transaction then being contemplated by the Company.

           On or before October 12, 1999, Mr. Rosen shall convert or cause Ballantrae and any person whose Preferred Shares are deemed to be beneficially owned by Mr. Rosen to convert the Preferred Shares which were not converted pursuant to the provision described in the preceding paragraph. In the event either Ballantrae or Mr. Rosen transfer the Preferred Shares on or after the date of effectiveness of the Letter Agreement, such transfer and any subsequent transfers of Preferred Shares shall be subject to the requirement that such Preferred Shares be converted on or before October 12, 1999.

           The Letter Agreement also amended the Registration Rights Agreement to delete Section 1 thereof (relating to demand registration rights) and


                           <Page 10 of 26 Pages>



provide that the registration rights granted under the Registration Rights Agreement shall not enure to the Ballantrae general and limited partners who are not affiliated with the Company immediately after Ballantrae's distribution to such partners under the provisions described in the foregoing paragraphs.

           Pursuant to a stock option agreement between Mr. Rosen and the Company dated as of September 19, 1997 (the "Stock Option Agreement") attached hereto as Exhibit G, Mr. Rosen obtained non-qualified stock options to purchase 150,000 shares of the Common Stock, which are not exercisable until after the eventual termination of Mr. Rosen's service as a director of the Company under the Letter Agreement. Mr. Rosen obtained such non-qualified stock options as consideration for his agreement to provide consulting services (the "Consulting Agreement") to the Company for a one-year period commencing on the first day following the termination of his service as director. The Consulting Agreement, dated September 19, 1997, is attached hereto as Exhibit H.

           Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

           Item 5.  Interest in Securities of the Issuer.

           Paragraph (a) is amended and restated as follows:

           (a) The aggregate percentage of Common Stock reported by each Reporting Person herein is based upon 9,554,518 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 29, 1997 (assuming full conversion of the Preferred Shares), as reported by the Company to Ballantrae in the Subscription Agreement.

           As of the date hereof:

                (i) Ballantrae owns 2,083,333 Preferred Shares, which, upon conversion thereof, constitutes approximately 21.8% of the Common Stock outstanding.

               (ii) RLR and the Managing Members do not directly own any Common Stock or Preferred Shares. By reason of Rule 13d-3 promulgated under the Exchange Act ("Rule 13d-3"), RLR and the Managing Members may be deemed to own beneficially the 2,083,333 Preferred Shares owned by Ballantrae, and the 2,083,333 shares of Common Stock into which the Preferred Shares are convertible.

           (b) Ballantrae has the power to vote and dispose of 2,083,333 Preferred Shares beneficially owned by it, which power may be exercised by RLR, its general partner and by the Managing Members, as managing members of RLR.



                           <Page 11 of 26 Pages>



           (c) Other than as set forth herein, there were no transactions in the Common Stock or the Preferred Shares effected by the Reporting Persons within the 60-day period prior to the date of this filing.

           (d) No person other than each respective owner referred to herein of Preferred Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Preferred Shares.

           (e)   Not applicable.

            Item 6.  Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer.

            Other than as described in this Statement (including, without limitation, under Item 4 above), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

            Item 7 is amended and restated as follows:

            Item 7.  Material to be Filed as Exhibits.*

            Exhibit A   Subscription Agreement, dated October 12, 1995, by and
                        between Ballantrae and the Company

            Exhibit B   Registration Rights Agreement, dated as of October 12,
                        1995, by and between Ballantrae and the Company

            Exhibit C   Certificate of Amendment of the Certificate of
                        Incorporation of the Company, dated October 11, 1995

            Exhibit D   Shareholders Agreement, dated as of October 12, 1995,
                        by and among Ballantrae, Mr. Vozick and Mr.
                        Rabinovitch

            Exhibit E   Joint Filing Statement, dated October 20, 1995

            Exhibit F   Letter Agreement, dated September 19, 1997

            Exhibit G   Stock Option Agreement, dated September 19, 1997

            Exhibit H   Consulting Agreement, dated September 19, 1997

_________________

* Pursuant to Rule 13d-2(c) of the Exchange Act, Exhibits A-E listed herein have not been refiled with this amendment.

                           <Page 12 of 26 Pages>

                                  SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 1997


                                        NEW BALLANTRAE PARTNERS, L.P.

                                        By:  RLR PARTNERS, L.L.C.,
                                              its General Partner


                                             By:  /s/Robert L. Rosen
                                                  __________________________
                                                  Robert L. Rosen,
                                                  Chief Executive Officer

                                        RLR PARTNERS, L.L.C.


                                        By:  /s/Robert L. Rosen
                                             _________________________________
                                             Robert L. Rosen,
                                             Chief Executive Officer


                                        /s/Robert L. Rosen
                                        ______________________________________
                                        Robert L. Rosen, Individually


                                        /s/Frank O'Bryan
                                        ______________________________________
                                        Frank O'Bryan, Individually


                                        /s/Steven Roth
                                        ______________________________________
                                        Steven Roth, Individually










                           <Page 13 of 26 Pages>



                                                                     Exhibit F
                                                                     ---------

NEW BALLANTRAE PARTNERS, L.P.                           ROBERT L. ROSEN
      825 Third Avenue                                 825 Third Avenue
      New York, New York 10022                     New York, New York 10022




                                                          September 19, 1997



AFP IMAGING CORPORATION
250 Clearbrook Road
Elmsford, New York 10533

Mr. David Vozick
250 Clearbrook Road
Elmsford, New York 10533

Mr. Donald Rabinovitch
250 Clearbrook Road
Elmsford, New York 10533

Gentlemen:

           On October 12, 1995, AFP Imaging Corporation (the "Company") sold 1,371,461 shares of its Series A Convertible Preferred Stock and 711,872 shares of its Series B convertible Preferred Stock (collectively the "Shares") to New Ballantrae Partners, L.P., a Delaware limited partnership ("Ballantrae") for an aggregate consideration of $2,500,000. The general partner of Ballantrae is RLR Partners, L.L.C., the chief executive officer of which is Robert L. Rosen ("Rosen").

          In connection with the sale of the Shares, Ballantrae, David Vozick ("Vozick") and Donald Rabinovitch ("Rabinovitch") entered into a Shareholders Agreement (the "Shareholders Agreement"). The Shareholders Agreement contains provisions regarding the composition of the Board of Directors of the Company (the "Board"). The parties to the Shareholders Agreement agreed to vote all of their voting securities of the Company and take all other necessary or desirable actions within his or its control to cause the Board to be comprised of Messrs. Vozick and Rabinovitch, two Directors designated by Ballantrae (the "Ballantrae Designees"), and at such time as permitted under law, a fifth Director to be jointly proposed by Messrs. Vozick and Rabinovitch and approved by Ballantrae (the "Independent Designee"). The Shareholders Agreement also provides for the establishment of an executive committee of the Board, comprised of Messrs. Rosen, Vozick and Rabinovitch, of which Mr. Rosen is chairman.


                           <Page 14 of 26 Pages>



         The Shareholders Agreement also contains provisions with respect to rights of first refusal upon proposed sales of the securities subject to the Shareholders Agreement and co-sale rights upon certain transfers of the Company's securities.

          In connection with Ballantrae's acquisition of the Shares, Ballantrae and the Company entered into a Registration Rights Agreement dated as of October 12, 1995 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Ballantrae has rights to require the Company on two occasions to register a minimum of 500,000 of the Shares held by Ballantrae on Form S-1 or other long-form registrations, if available, as well as unlimited demand registration rights on Form S-2 or S-3, if available, and "piggyback" rights to register Shares upon certain public offerings by the Company and provided further that the Company cannot grant any person any additional registration rights without the consent of Ballantrae.

          The parties have agreed that the efficient management of the Company requires that the aforesaid agreements be amended and modified.

          Accordingly, for one dollar and other good and valuable consideration, the parties to this letter have agreed as follows:

          (a) Ballantrae shall deliver to the Board the resignation therefrom of Frank O'Bryan and designate Jack Becker as a director of the Company together with Rosen as the Ballantrae Designees effective upon the execution of this letter and the satisfaction of the conditions set forth below.

          (b) Immediately after Ballantrae's designation set forth in (a) above, the Shareholders Agreement shall be terminated.

          (c) Rosen, Vozick and Rabinovitch shall take such action as directors of the Company and will vote all of their Common Shares of the Company over which they have voting control and shall take all other necessary or desirable actions within their control so that Rosen, Vozick, Rabinovitch, Robert Blatt and Jack Becker shall be included in the management slate of nominees to the Board and said persons shall use their best efforts to ensure that such persons are elected to the Board for the period from the date hereof to a date ending with the close of business not earlier than October 12, 1998. On or after the earlier of (i) the date Rosen beneficially owns less than fifty percent (50%) of his distributable share of the Shares (or the Common Stock into which it is converted), based on his percentage interest in Ballantrae as at the date hereof, and (ii) October 12, 1998, Rosen and/or Becker shall resign from the Board upon the request of a majority of the Board. For so long as Rosen is a director of the Company, and as a means to assure appropriate Board review of proposed corporate actions, the parties hereto covenant and agree that all transactions, other than those in the ordinary course of the Company's business, involving a commitment or expenditure by the Company or any subsidiary thereof of $100,000 or more shall be submitted for approval by the Board (and not any Executive Committee


                           <Page 15 of 26 Pages>



thereof). For purposes of the foregoing, advances to customers or suppliers of $100,000 or more shall not be deemed in the ordinary course of the Company's business.

          (d) Effective upon the execution of this letter and the satisfaction of the conditions set forth below, the Registration Rights Agreement shall be automatically amended to delete Section 1 thereof (relating to demand registration rights) and provide that the registration rights granted under the Registration Rights Agreement shall not enure to the Ballantrae general and limited partners who are not affiliated with the Company immediately after Ballantrae's distribution to such partners as provided in (e) below.

          (e) On or before the later of (i) the close of business on October 12, 1997 and (ii) the day any Common Stock receivable upon a conversion of the Shares would be freely tradeable (without volume limitations) if distributed to the Ballantrae general and limited partners who are not affiliated with the Company, Ballantrae shall convert into Common Shares of the Company such number of the Shares as is at least equal to the percentage of Ballantrae not beneficially owned by Rosen and promptly distribute same to the Ballantrae general and limited partners, pro rata to their general and limited partnership interests, so that the Ballantrae general and limited partners other than Rosen, receive all the shares of Common Stock of the Company to which they are entitled based on their percentage interest in Ballantrae. Ballantrae shall be permitted to defer or delay the conversion of the Shares and/or distribution of the Common Shares issuable upon such conversion if in Rosen's reasonable judgment, such conversion or distribution would likely interfere with or materially delay or render more difficult any merger, consolidation, acquisition, offering or similar transaction then being contemplated by the Company.

          (f) On or before October 12, 1999, Rosen shall convert or cause Ballantrae and any person whose Shares are deemed to be beneficially owned by Rosen to convert the Shares not converted pursuant to (e) above. In the event either Ballantrae or Rosen transfer the Shares on or after the date this letter becomes binding upon the parties hereto, such transfer and any subsequent transfers of said shares shall be subject to the requirement that such Shares be converted on or before October 12, 1999.

          (g) Until the later of such time as Rosen converts all his Shares into Common Stock of the Company and Rosen is no longer a director of the Company, in the event of any corporate action proposed to be taken by the Company, which action requires the affirmative vote or consent of the holders of both or either class of Company's Preferred Stock (i.e. the Shares), Rosen agrees that he shall cause his Shares to be present for the purposes of a quorum at a meeting of the holders of the Shares and of either class thereof, and at a meeting of Common Stockholders of the Company and unless otherwise agreed upon by Messrs. Vozick and Rabinovitch, shall vote such Shares in such manner consistent with the manner in which Rosen voted as a director with respect to such corporate action.


                           <Page 16 of 26 Pages>



          If the foregoing is consistent with your understanding, please sign a copy of this letter agreement and return it to the undersigned. Upon receipt thereof, this letter agreement shall become binding upon the parties hereto. In the event the aforementioned are not returned and executed by September 30, 1997, this letter shall be of no force and effect.

                                          Very truly yours,

                                          NEW BALLANTRAE PARTNERS, L.P.



                                         _______________________________
                                         By:  RLR Partners, L.L.C.
                                         Its:  General Partner
                                         By:  Robert L. Rosen
                                         Its:  Chief Executive Officer



                                         _____________________________
                                         Robert L. Rosen, Individually
                                         Facsimile #__________________



Agreed and Accepted:

AFP IMAGING CORPORATION



By:   _____________________________
      David Vozick, Chairman of the
      Board of Directors



      _____________________________
      David Vozick, Individually



      ________________________________
      Donald Rabinovitch, Individually







                           <Page 17 of 26 Pages>



Exhibit G
                                                                     ---------

                            STOCK OPTION AGREEMENT

             THIS AGREEMENT, dated as of the 19th day of September, 1997, by and between AFP IMAGING CORPORATION, a New York corporation with offices at 250 Clearbrook Road, Elmsford, New York 10533 (the "Company") and Robert L. Rosen, with a business office at 825 Third Avenue, New York, New York 10022 (the "Optionee").

                               W I T N E S S E T H:

          WHEREAS, the Optionee has this date entered into a Consulting Agreement with the Company ("Consulting Agreement") pursuant to which upon the termination of Optionee's services as a director of the Company, Optionee will provide advisory services for the Company for a one (1) year term (the "Term"); and

          WHEREAS, as partial consideration for the services to be performed by the Optionee under the Consulting Agreement, the Company has agreed to grant Optionee an option to purchase 150,000 common shares of the Company at a per share exercise price equal to the average of the closing prices of the Company's common shares during each of the ten trading days ending on October 12, 1997 and each of the ten trading days commencing on the first trading day after October 12, 1997 (whether or not the Term has then commenced).

          NOW, THEREFORE, in consideration of the Optionee entering into the Consulting Agreement, and for other good and valuable consideration, the Company hereby grants to the Optionee an option to purchase Common Shares, $.01 par value per share ("Common Shares"), of the Company on the following terms and conditions:

          1.     Option.

          The Company hereby grants to the Optionee non qualified stock options to purchase, until 5:00 p.m. New York City time, on October 12, 2001 (the "Termination Date"), up to an aggregate of One Hundred Fifty Thousand (150,000) fully paid and non-assessable Common Shares (the "Shares").

          2.     Purchase Price.
The purchase price per Share shall be the average of the closing price of the Common Shares during each of the ten trading days ending on October 12, 1997 and each of the ten trading days commencing on the first trading day after October 12, 1997 (the "Exercise Price"). The Company shall pay all original issue or transfer taxes on the exercise of the options and all other fees and expenses necessarily incurred by the Company in connection therewith.

          3.     Exercise of Option.

          (a) The Optionee shall notify the Company by registered or certified mail, return receipt requested, addressed to its principal office as

                           <Page 18 of 26 Pages>



to the number of Shares which Optionee desires to purchase under the options herein granted, which notice shall be accompanied by payment (by cash or certified check) of the option price therefor as specified in Paragraph 2 above. As soon as practicable thereafter, the Company shall cause to be delivered to the Optionee certificates issued in the Optionee's name evidencing the Shares purchased by the Optionee.

          (b) The option granted hereunder may be exercised by the Optionee at any time commencing on the first day of the Term and continuing through the Termination Date.

          4.     Divisibility and Non-Assignability of the Option.

          (a) The Optionee may exercise the option herein granted from time to time subject to the provisions above with respect to any whole number of Shares included therein, but in no event may an option be exercised as to less than one hundred (100) Shares at any one time, or the remaining Shares covered by the option if less than one hundred (100).

          (b) The Optionee may not give, grant, sell, exchange, transfer legal title, pledge, assign or otherwise encumber or dispose of the options herein granted or any interest therein prior to commencing services under the Consulting Agreement.

          5.     Stock as Investment.

          (a) By accepting this option, the Optionee agrees for himself, his heirs and legatees that any and all shares of Common Shares purchased hereunder shall be acquired for investment purposes only and not for sale or distribution, and upon the issuance of any or all of the Shares issuable under the option granted hereunder, the Optionee, or his heirs or legatees receiving such shares, shall deliver to the Company a representation in writing, that such shares are being acquired in good faith for investment purposes only and not for sale or distribution. Company may place a "stop transfer" order with respect to such shares with its transfer agent and place an appropriate restrictive legend on the stock certificate(s) evidencing such shares.

          (b) Unless a registration statement is filed with the Securities and Exchange Commission covering the shares issuable upon the exercise of the Option, such shares will be restricted securities. Sales of such restricted securities may be made only in compliance with an available exemption from such registration. The Company undertakes to use its best efforts to file by October 31, 1997, but in any event will file by December 31, 1997, a Form S-8 Registration Statement under which, among other things, this option and the Common Shares underlying such option shall be registered. The Company shall bear the cost of such filing.

          6.     Restriction on Issuance of Shares.

          The Company shall not be required to issue or deliver any certificate for Shares purchased upon the exercise of any option granted hereunder unless (a) the issuance of such shares has been registered with the

                           <Page 19 of 26 Pages>



Securities and Exchange Commission under the Securities Act of 1933, as amended, or counsel to the Company shall have given an opinion that such registration is not required; (b) approval, to the extent required, shall have been obtained from any state regulatory body having jurisdiction thereof; and
(c) permission for the listing of such shares, if required, shall have been given by any national securities exchange on which the Common Shares of the Company are at the time of issuance listed.

          7.     Withholding.

          Optionee agrees to cooperate with the Company to take all steps necessary or appropriate for any required withholding of taxes by the Company under law or regulation in connection therewith.

          8.     Recapitalization.

          In the event of changes in the outstanding Common Shares by reason of stock dividends, stock splits, recapitalizations, or reorganizations, the number and class of Shares as to which the option may be exercised shall be correspondingly increased to reflect an increase in the outstanding Common Shares or decreased to reflect a decrease in the outstanding Common Shares, and the exercise price shall be inversely adjusted by the Company so that the aggregate option price for all shares covered after the change in outstanding Common Shares shall be the same as the aggregate Exercise Price for the Common Shares remaining subject to such option immediately prior to the change in the outstanding shares of Common Shares. No adjustment shall be made with respect to stock dividends or splits which do not exceed 2% in any fiscal year, cash dividends or the issuance to shareholders of the Company of rights to subscribe for additional Common Shares or other securities, or rights of preferred stockholders to receive shares of Common Shares in lieu of cash dividends. Neither the issuance of convertible securities, other than as a dividend, nor the conversion or exercise of any security which may be outstanding from time to time shall be characterized as a recapitalization or a reorganization.

          Any adjustment in the number of shares shall apply proportionately to only the unexercised portion of the option granted hereunder. If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next higher whole number of shares so long as such increase does not result in the holder of the option being deemed to own more than 5% of the total combined voting power or value of all classes of stock of the Company or its subsidiaries.

          9.     Effect of Mergers, Consolidations or Sales of Assets.

          Anything contained herein to the contrary notwithstanding, a consolidation or merger of the Company with or into another company after the commencement of the Term, where the Company is not the survivor or not a wholly owned subsidiary or either, or the conveyance of all or substantially all of the assets of the Company to another company, shall cause the unexercised options to terminate automatically, unless otherwise provided by the Company's Board of Directors.

                           <Page 20 of 26 Pages>



          If any unexercised option is not terminated pursuant to the preceding paragraph, an Option granted under the Plan, may, at the discretion of the Board of Directors of the Company and said other corporation, be exchanged for options to purchase shares of capital stock of another corporation which the Company, and/or a subsidiary thereof is merged into, consolidated with, or all or a substantial portion of the property or stock of which is acquired by said other corporation or separated or reorganized into. The terms, provisions and benefits to the optionee of such substitute option(s) shall in all respects be identical to the terms, provisions and benefits of optionee under his Option(s) prior to said substitution.

          10.     Binding Effect.

          Except as herein otherwise expressly provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors, legal representatives and assigns.

          1l.     No Rights in Option Stock.

          Optionee shall have no rights as a shareholder in respect of Common Shares as to which the option granted hereunder shall not have been exercised and payment made as herein provided.

          12.     Miscellaneous.

          This Agreement shall be construed under the laws of the State of New York, without application to the principles of conflicts of law. Headings have been included herein for convenience of reference only, and shall not be deemed a part of this Agreement. References in this Agreement to the pronouns "him," "he" and "his" are not intended to convey the masculine gender alone and are employed in a generic sense and apply equally to the feminine gender or to an entity.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                    AFP IMAGING CORPORATION


                                    By:  __________________________


                                    ACCEPTED AND AGREED TO:


                                    ____________________________




                           <Page 21 of 26 Pages>






                                                                     Exhibit H
                                                                     ---------

                             CONSULTING AGREEMENT

          CONSULTING AGREEMENT dated as of September 19, 1997 between AFP IMAGING CORPORATION, a New York corporation with offices at 250 Clearbrook Road, Elmsford, New York 10533 (the "Company") and Robert L. Rosen, with a business office at 825 Third Avenue, New York, New York 10022 (the "Consultant").

                              W I T N E S S E T H:
                              - - - - - - - - - -

          WHEREAS, the Company desires following the termination of Robert L. Rosen's services as a director of the Company to receive advisory services in connection with (a) assisting in determining the financial needs of the Company, including evaluation of commercial and investment banking activities,
(b) evaluating future mergers and acquisitions, (c) long term planning and (d) assessing different ventures which the Company may enter (collectively, the "Objectives"); and

          WHEREAS, the Consultant has established his expertise in the areas comprising the Objectives and desires to provide advisory services as provided herein.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, the parties do hereby covenant and agree as follows:

          Section 1. Retention of Consultant. The Company shall engage the Consultant for the Term (as defined below), subject to the terms and conditions of this Agreement.

          Section 2. Services. (a) At such times as are mutually convenient to the Consultant and the Company during the Term, the Consultant shall provide such advisory services to the Company and its subsidiaries (collectively hereinafter referred to as the "Company") as the Company shall reasonably request in connection with the Objectives. The Consultant shall not be obligated to spend any minimum hours of services per month. Notwithstanding anything contained herein to the contrary, Consultant shall only perform such services as the Company expressly directs Consultant to perform and in no event shall the Consultant be required to identify merger or acquisition targets or financing sources or assist in the structuring of such mergers, acquisitions or financings.

          Section 3. Compensation. For services rendered by the Consultant pursuant to this Agreement, the Company shall pay Consultant the following:


                           <Page 22 of 26 Pages>



          (a) $200,000, payable in 12 equal monthly payments of $16,667 commencing on the first business day of the Term.

          (b) a four-year option to purchase 150,000 common shares of the Company equal to the average of the closing prices of the Company's common shares during each of the ten trading days ending on October 12, 1997 and each of the ten trading days commencing on the first trading day after October 12, 1997 (whether or not the Term has then commenced).

          The parties hereto acknowledge that Consultant is not entitled to any other compensation for any services rendered by Consultant in any capacity as at the date hereof other than any fees that may be due Consultant in his capacity as a director of the Company and is not and shall not be entitled to any other additional compensation from the Company except as otherwise provided in a writing executed by the parties hereto after the date hereof.
In the event the Consultant is requested during the Term to identify merger or acquisition targets or financing sources or to assist in the structuring of such mergers, acquisitions or financings, the Company and the Consultant shall first reach written agreement on acceptable terms and conditions for such additional services.

          Section 4. Expenses. The Company shall pay the Consultant, on a monthly basis, all reasonable costs and out-of-pocket expenses incurred by the Consultants in connection with its obligations and duties under this Agreement; provided, however, that the Consultant shall obtain the prior written consent of the Company for any single item of expense in excess of $500.

          Section 5.    Non-Disclosure Covenant.

          The Consultant acknowledges that his position with the Company is one of trust and confidence and that during the course of his engagement hereunder, he may become acquainted with Confidential Information, as hereinafter defined. The Consultant further acknowledges that the provisions of this Section 5 are essential to the terms of its continued engagement hereunder, and that this Section 5 shall be binding upon the Consultant during the Term and after the termination of this Agreement, irrespective of whether this Agreement is terminated by the Company or by the Consultant for any reason. The Consultant covenants and agrees that he will not at any time during the Term or subsequent to the termination of this Agreement, use, reveal, divulge, or make known to any person, firm or corporation, any Confidential Information made known to him or of which he has become aware, regardless of whether developed, prepared, devised or otherwise created in whole or in part by the efforts of the Consultant. The Consultant further covenants and agrees that he will retain all Confidential Information in trust for the sole benefit of the Company and will not divulge or deliver or show any Confidential Information to any unauthorized person, including without limitation, any other employer or employee or affiliate of the Consultant, and the Consultant will not make use of, or in any manner seek to convert for his own use, any Confidential Information in an independent business however

                           <Page 23 of 26 Pages>


unrelated to the business of the Company. The Consultant agrees to use his best efforts to cause his employees who have any access to the Confidential Information or third parties he may engage with respect to the Company or otherwise discuss Company matters in connection with his services hereunder to keep such information confidential, and if requested by the Company, have third parties execute similar confidentiality agreements.

          For purposes herein, the term "Confidential Information" shall mean any information and material that the Company regards as confidential, including without limitation, formulas, processes, ingredients, drawings, methods, manufacturing, trade secrets, know how, inventions, product developments, engineering, plans, notebooks, research, reports, memoranda, information and material received by the Company in confidence from third parties, information and material relating to charterers, vendors, suppliers, customers, costs, prices, sources of supply, royalties or distribution and other commercial, financial, business, technical and scientific information and material that is not available to the general public. The foregoing provisions of this Section 5 shall not apply to information or material that:

          (a) was known by the Consultant before the disclosure by the Company and was not received or derived directly or indirectly from the Company or in violation of any restrictions on disclosure or use of such information; or

          (b) was generally publicly known prior to the disclosure or after the time of disclosure becomes generally publicly known through no act or failure to act of the Consultant; or

          (c) was made known to the Consultant by a third party entitled to disclose the information to the Consultant, which third party (i) did not derive it directly or indirectly from the Company and (ii) was not subject to any restrictions on disclosure or use of such information or material that benefit the Company;

          (d) was specifically approved for disclosure by prior written consent by the Company; or

          (e) was disclosed pursuant to a Court Order or pursuant to any other legal requirement.

          Section 6.      Remedies.

          The Consultant acknowledges that the restrictive covenants set forth in Section 5 hereof are essential terms and conditions of its continued engagement with the Company and that the Company will have no adequate remedy at law in the event of any actual or threatened violation of any such covenants. The Consultant, therefore, agrees that the Company shall be entitled to a decree or order by any court located in White Plains, New York or New York City enjoining such threatened or actual violation of any of such covenant. Such decree or order, to the extent appropriate, shall specifically enforce the full performance of any such covenant by the Consultant, and the Consultant hereby consents to the jurisdiction of the aforementioned courts.

                           <Page 24 of 26 Pages>


Enforcement of any remedy under this Section 6 shall not reduce or adversely affect any other remedy which may be available to the Company in law or in equity, and nothing herein shall prevent the Company from seeking injunctive or other relief hereunder, even if a subsequent employer of the Consultant is joined as a party defendant or co-defendant in any proceeding hereunder.

          Section 7.      Indemnification.

          The Company shall indemnify and hold harmless the Consultant for services as a consultant against any losses, claims, damages, liabilities and expenses, including reasonable attorneys' fees, arising out of the Consultant's services pursuant to this Agreement, performed during the term hereof. However, the Company will not be liable under this Section to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted from the Consultant's (i) fraud, (ii) gross negligence to the extent such is deemed to constitute bad faith, or (iii) willful misconduct. It shall be deemed conclusively established that for purposes of this Agreement, the Consultant is acting in good faith with respect to actions taken by him on the advice of legal counsel. The Company agrees to notify the Consultant promptly of the assertion of any claim or the commencement of any action or proceeding relating to any matter which involved the Consultant and the Company and the Consultant agrees to notify the Company promptly of the assertion of any claim or the commencement of any action or proceeding relating to any matter which involved the Company and the Consultant. The Company will handle the defense of any matter which it may be required to indemnify Consultant hereunder.

          Section 8. Term. This Agreement shall be for a term commencing on the first business day following the termination of Mr. Rosen's services as a director of the Company and terminating on the first anniversary of such date (the "Term").

          Section 9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Any dispute between the parties hereto arising from or relating to the terms of this Agreement shall be submitted to arbitration in New York, New York under the auspices of the American Arbitration Association.

          Section 10.     Waiver of Breach.
The failure by the Company to exercise any rights or powers hereunder shall not be construed as a waiver thereof. The waiver by the Company of a breach of any provision of this Agreement by the Consultant shall not operate nor be construed as a waiver of any subsequent breach by the Consultant.

          Section 11. Entire Agreement; Amendments. This Agreement contains the entire agreement and understanding between the parties and supersedes and preempts any prior understandings or agreements, whether written or oral. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and the Consultant.



                           <Page 25 of 26 Pages>


          Section 12. Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of, and shall be enforceable by the Consultant and the Company and their respective successors and assigns; provided, however, that the rights and obligations of the Consultant under this Agreement shall not be assignable.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

                                   AFP IMAGING CORPORATION


                                   By:  _________________________
                                        Name:
                                        Title:



                                   _______________________________
                                        Robert L. Rosen
































                           <Page 26 of 26 Pages>